SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

December 2009

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

PRESS RELEASE

Ecopetrol S.A. announces US$6.93 Billion Investment Plan for 2010

•	65% of investments will be allocated to exploration and production
•	93% of investments will be made in Colombia
•	Total financing requirements will be US$3.5 billion

Bogotá, December 11, 2009 – Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; BVL: EC) (“Ecopetrol” or the “Company”) announced today that its investment plan for 2010 will total US$6.93 billion, an increase of 11% compared to the US$6.224 billion approved for 2009.

93% of the investment will be concentrated in Colombia and the remaining 7% earmarked for exploration and production projects in the U.S. Gulf Coast, Brazil, and Peru.

Investments in exploration and production represent 65% of the total capital investment plan for 2010, of which 51% will be allocated to production.

"The 2010 investment plan represents another milestone in achieving the goals we have set for 2015. Significant progress has been made in exploration and production, delivering on the promise of value we made two years ago. Investments made in other segments of our business will begin to show additional results starting in 2010. We have managed to gain efficiency in the consolidation of our portfolio and the allocation of resources to more productive investments in order to reach our production goal of one million barrels," said Ecopetrol´s CEO Javier Gutierrez Pemberthy.

Ecopetrol 2010 Investment Plan
Business Segment	Amount (in US million)
Exploration	951
Production	3,558
Refining and Petrochemical	1,294
Transport	735
Other Investments	387
Total	6,925

 Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

PRESS RELEASE

Below are the key projects to be developed by Ecopetrol in 2010 in its main business segments.

Exploration and New Business

With a US$951 million investment in 2010, Ecopetrol plans to drill 20 exploratory wells, 13 of them directly in Colombia and 7 overseas in conjunction with partner companies. 4 wells will be drilled in the Gulf of Mexico, 2 in Brazil and 1 in Peru. The drilling target is consistent with the Company’s strategy of focusing on prospects that offer greater potential and value. 54% of the investment will take place in Colombia and 46% abroad.

The Company will continue its activities in the blocks awarded by the National Hydrocarbon Agency during the various rounds that took place in 2008, and will prepare its participation for the 2010 Colombia Round.

New business will focus primarily on the development of exploration projects in the U.S. Gulf Coast, as well as in Peru and Brazil, in partnership with other companies.

Production

Ecopetrol will invest US$3.558 billion in continuing to increase its direct production of crude oil and gas to an average of 556,000 barrels of oil equivalent per day (boed) in 2010 (not including amounts produced by affiliates). This production goal reflects an increase of 12% compared with 2009, in line with our average annual growth target in order to reach one million barrels of oil equivalent in 2015.

The highest percentage of investment will be allocated to the Llanos Orientales projects, specifically for development of heavy crude in the Castilla, Chichimene and Rubiales fields.  A representative percentage will be invested in the development of mature fields such as La Cira-Infantas, Yariguí-Cantagallo and Casabe. US$400 million will be allocated to gas projects, of which 70% will be assigned to the Cusiana and Cupiagua plants.

Refining and petrochemical

Total investment in this segment is estimated to be US$1.294 billion, up 59% compared to 2009, and will mainly address to continue the upgrading our refineries, as well as to the industrial services project and fuel quality improvement plan.

In 2010, the Company will invest US$679 million to be divided among upgrades, the industrial services master plan, and the construction and start-up of the hydrotreatment plant in Barrancabermeja. These projects will enable the improvement of our refinery reliability and production of fuels that meet the most stringent international environmental standards.

 Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

PRESS RELEASE

In addition, US$470 million will be invested to support the financing of the Cartagena Refinery Master Plan.

Transport

A US$735 million investment in transport, aimed at strengthening our logistical capacity to meet local demand, will primarily be used to boost capacity at the Pozos-Galan system from 18 MBD to 60 MBD, and to improve the Andean Pipeline, both essential to the Company’s strategic plan for heavy crudes.

Other Investments

Ecopetrol will assign US$387 million to other investments, of which (i) US$25 million will be allocated to energy diversification projects, among them the Ecodiesel plant in Barrancabermeja to which will use palm tree oil, and (ii) US$105 million will be allocated to information technology and research studies to be conducted by the Colombian Petroleum Institute. The remaining US$258 million will be used in our new business segment and our financing and supply business.

To further consolidate its operations, the Company plans to make investments in the areas of research and technology, human talent, quality management and social responsibility.

Acquisitions

The projected US$6.925 billion investment budget for 2010 does not include potential acquisitions, which will be analyzed and approved on a case-by-case basis by the Company’s senior management and board of directors.

Investments by Ecopetrol Grupo Empresarial

Ecopetrol Grupo Empresarial will invest US$8.476 billion in 2010. 82% of this investment is intended for Ecopetrol S.A. the parent company.  The remaining 18% will be invested in affiliates and subsidiaries of Ecopetrol S.A.

US$3.945 billion, or 47%, will be used to develop existing fields.  With this investment, the Company will produce 600 MBOED in 2010, a 17% improvement from 2009, and will move closer to reaching the overall target of producing 1 million barrels of oil equivalent in 2015. These investments encompass the projects that Ecopetrol S.A, Hocol and Petrotech will carry out for the development of heavy crudes, mature fields and offshore development.

In addition, the Ecopetrol Grupo Empresarial will allocate US$1.068 billion, or 16%, of its investment resources to exploration.  This investment is principally aimed at drilling exploratory wells and the acquisition of seismic information for the blocks in the countries where the Ecopetrol Grupo Empresarial currently has operations. Furthermore, Ecopetrol S.A., Ecopetrol Perú, Ecopetrol America, Hocol and Petrotech will continue to move forward with the plan for the integration of their reserves.

 Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

PRESS RELEASE

The remaining US$3.100 billion, or 36%, of the estimated investments of Ecopetrol Grupo Empresarial will be allocated to downstream activities and the consolidation of current operations. Notably among these projects are the following: (i) modernization of the Barrancabermeja and Cartagena refineries, (ii) improving the transportation infrastructure in light of the increase in production of heavy crudes, (iii) advancing the projects aimed at the production of biofuels, (iii) furthering projects aimed at conducting our activities in accordance with international standards, and (iv) fostering research and development through the Colombian Petroleum lnstitute.

Sources of Funds

Funds to be obtained through financing activities amount to US$3.5 billion, equivalent to 19% of the Company’s total budget for 2010.  This forecasted amount will be obtained through different sources, including bond issuances in both the international and local capital markets, commercial bank loans, multilateral and export development credit facilities, and potential sales of the Company’s interests in some of its non-strategic assets.

The timing of the Company’s financing operations will depend on the Company’s cash flows, capital market conditions, the Company’s progress in implementing the investment budget of its various business segments, as well as any acquisitions the Company may undertake.

Additionally, the financing need of the Company’s subsidiaries is estimated at US$2.3 billion.

Bogota, December 11, 2009

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Ecopetrol is Colombia’s largest integrated oil company and is among the top 40 oil companies in the world and the four largest oil companies in Latin America. Besides Colombia, where it accounts for 60% of total production, the Company is involved in exploration and production activities in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol has the principal refinery in Colombia, most of the network of oil and multiple purpose pipelines in the country, and it is considerably increasing its participation in biofuels.

 Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

PRESS RELEASE

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

    ECP – DIR – R - 001

 Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  December 11, 2009

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer